FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated January 15, 2015, announcing the date of the release of the Company's financial results, and attached hereto as Exhibit 2 is a press release of the Company dated January 15, 2015, announcing the Company's financial results for the third quarter and nine months ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: January 16, 2015
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

Seanergy Maritime Holdings Corp. Sets Date for the Third Quarter and Nine Months Ended September 30, 2014 Results, Conference Call and Webcast

Earnings Release: Thursday, January 15, 2015, After Market Closes in New York
Conference Call and Webcast: Friday, January 16, 2015, at 8:00 a.m. Eastern Time

January 15, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it will release its financial results for the third quarter and nine months ended September 30, 2014 after the market closes in New York today, Thursday, January 15, 2015.

The following day, Friday, January 16, 2015, at 8:00 a.m. Eastern Time, the Company's management will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."

A replay of the conference call will be available until Friday, January 23, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

EXHIBIT 2

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND ANNOUNCES AGREEMENT TO ACQUIRE A SECONDHAND CAPESIZE

January 15, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (Nasdaq:SHIP) announced today its financial results for the third quarter and nine months ended September 30, 2014.
Third Quarter 2014 Highlights:
•	Indebtedness of $NIL
•	Total shareholder's equity of $2.80 million
•	Equity contribution of $0.96 million in September of 2014 by certain of our major shareholders
Subsequent Corporate Developments:
•	Agreement to acquire a 2001 built Capesize vessel from an unaffiliated third party
•	Arrangement to fund part of Capesize acquisition price by one of the Company's major shareholders
•	Equity contribution of $1.11 million in December of 2014 by one of the Company's major shareholders
•	Deferral of the previously announced deal of four Capesize vessels
Management Discussion:
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"Since the successful completion of the Company's financial restructuring in March 2014, we have worked towards rebuilding the Company's fleet so we can initiate the positive cash-flow generation that will deliver value to our shareholders.
"Regarding our immediate expansion plans we have been cautiously monitoring the deterioration of the asset values for the last six months, where certain dry bulk asset values suffered value reduction of more than 20%, bottoming close to historical lows. Taking advantage of these market trends, we decided to proceed with a secondhand vessel acquisition and we are pleased to announce that we entered into an agreement with an unaffiliated third party for the acquisition of a Capesize vessel.

"The vessel was built in 2001 at a renowned Japanese shipyard and is expected to be delivered to the Company between mid of the first quarter and early of the second quarter of 2015. The gross purchase price of the vessel, which is $17.3 million, will be funded by secured senior bank debt as well as financing by one of the Company's major shareholders.
In respect of the announced acquisition of four Capesize vessels, due to the significant deterioration of the dry bulk freight market conditions, it was deemed that it would be to the best interests of our shareholders to reevaluate certain terms of the initial agreement of April 2014. We have now agreed with the sellers of the four Capesize vessels to defer the transaction to a later time in 2015.  Continued discussions could lead to changes in the transaction, subject to certain conditions and sellers' third party required consents.
"At the same time, certain of our major shareholders have showed their continued commitment to Seanergy's prospects and plans and made a cash contribution of $0.96 million in exchange for new shares in order to support the Company's equity for the period ended September 30, 2014. In addition, one of our major shareholders contributed another $1.11 million on December 30, 2014 which will allow us to execute on our business plan.
"Turning to the financial results, in the nine months ended September 30, 2014, Seanergy reported net income of $81.6 million, which includes a non-cash restructuring gain that took place in the first quarter of the year. The Company ended the third quarter of 2014 with approximately $2.8 million in shareholders' equity, zero debt and $2.9 million in cash and cash equivalents.
"Given that a large portion of the overall returns in shipping relate to the timing and price of asset acquisitions, we believe that Seanergy represents today a unique platform and opportunity for growth in the dry bulk space. With a clean balance sheet and no contingencies of any sort, we are rebuilding our fleet acquiring vessels close to their historic lows."
Third Quarter 2014 Developments:
2014 Annual General Meeting
The annual general meeting of shareholders was held on Tuesday, September 16, 2014 at the Company's executive offices. At the meeting the following proposals were approved and adopted: 1) the election of Ms. Christina Anagnostara, as Class B Director to serve until the 2017 Annual Meeting of Shareholders, 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2014, and 3) the approval of a reverse stock split of the Company's issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be set at a whole number within this range to be determined by the Company's Board of Directors in its discretion and the approval of the related amendment to the Company's Amended and Restated Articles of Incorporation. Following the approval the Board of Directors has the authority to effect the stock split at any time at any of the approved split ratios within the range.
Equity Contribution by Major Shareholders
On September 30, 2014, certain of the Company's existing major shareholders contributed the amount of $0.96 million in exchange for 1,600,000 common shares. The purchasers also received customary registration rights in respect of the shares issued in the transaction. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm for this transaction.

Subsequent Developments:
Strategic Agreement for the Contribution of Four Capesize Vessels
The closing of the previously announced agreement for the contribution of four Capesize vessels to Seanergy has been extended to June 30, 2015.  Continued discussions could lead to changes in the transaction which remains subject to certain conditions and sellers' third party consents.
Funding Arrangement by One of the Company's Major Shareholders
On December 17, 2014 a company affiliated with one of the Company's major shareholders entered into a letter of intent with the Company to provide financing in an aggregate amount of up to $ 8.5 million to the Company for the purpose of partly funding the acquisition of a second hand Capesize vessel and general corporate purposes. This transaction has been also approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm. This transaction is subject to final documentation expected to be entered into by the affiliated entity and the Company by January 31, 2015.
Acquisition of a 2001 built Capesize vessel
On December 23, 2014 the Company entered into an agreement for the purchase of a second hand Capesize vessel for a gross purchase price of $17.3 million. The acquisition will be funded by secured senior bank debt, as well as financing by one of the Company's major shareholders. The transaction has been approved by the Board of Directors and the delivery of the vessel is subject to standard closing documentation and is expected to take place between mid-February 2015 and mid-April 2015.
Equity Contribution by Major Shareholder
On December 30, 2014, an entity affiliated with one of the Company's major shareholders contributed the amount of $1.11 million in exchange for 4,440,000 common shares. The purchaser has also received customary registration rights in respect of the shares. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm.
Fleet Data:
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Fleet Data
Average number of vessels (1)	1.0	7.0
Ownership days (2)	268	1,907
Available days (3)	268	1,850
Operating days (4)	142	1,491

(1)	Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.
(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the nine month period ending September 30, 2014 the Company did not incur any off-hire days for vessel scheduled dry docking.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
Conference Call and Webcast: January 16, 2015
As announced, the Company's management team will host a conference call tomorrow, Friday, January 16, 2015, at 08:00 a.m. ET to present the Company's financial results.
Conference Call details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".
A replay of the conference call will be available until Friday, January 23, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast
There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
September 30, 2014 and December 31, 2013
 (In thousands of US Dollars)

	September 30, 2014	December 31, 2013
ASSETS
Cash and restricted cash	2,904	3,075
Vessels, net	-	60,141
Other assets	235	3,134
TOTAL ASSETS	3,139	66,350

LIABILITIES AND EQUITY
Total debt	-	134,911
Due to related parties	47	9,049
Accrued interest	-	9,480
Total other liabilities	270	3,605
Total shareholder's equity	2,822	(90,695)
TOTAL LIABILITIES AND EQUITY	3,139	66,350

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and nine months ended September 30, 2014 and 2013
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenues:
Vessel revenue, net	-	4,295	2,010	16,749

Expenses:
Voyage expenses	-	(2,389)	(1,258)	(7,113)
Vessel operating expenses	(221)	(2,313)	(927)	(9,393)
Management fees	-	(190)	(122)	(771)
General and administrative expenses	(886)	(748)	(2,300)	(3,255)
Depreciation and amortization	-	-	-	(1,214)
Loss on bad debt	(38)	(22)	(38)	(22)
Loss on sale of vessels and asset impairment charges	-	-	-	(10,558)
Gain from restructuring	-	20,187	85,447	25,725
Operating (loss) income	(1,145)	18,820	82,812	10,148
Other income (expense):
Interest and finance costs	-	(1,705)	(1,217)	(6,725)
Loss from financial instruments	-	-	-	(8)
Other, net	3	23	9	21
Total other income (expenses), net:	3	(1,682)	(1,208)	(6,712)
Net (loss) income	(1,142)	17,138	81,604	3,436

Net (loss) income per common share, basic and diluted	(0.08)	1.43	6.46	0.29
Weighted average number of common shares outstanding, basic	13,866,662	11,958,163	12,629,711	11,958,132
Weighted average number of common shares outstanding, diluted	13,866,662	11,959,271	12,629,747	11,959,277

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

Upon closing of the agreed 2001 built Capesize acquisition, the Company will own one Capesize bulk carrier of approximately 171,000 dwt. According to the Company's business plan, Seanergy is continuously reviewing the market in order to identify further suitable vessel acquisitions.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com